Exhibit 99.1

Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 12, 2016, at Stantec Centre, New York Room, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. The meeting will be held to

1	Receive Stantec’s financial statements for the financial year ended December 31, 2015, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

5	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2015 audited financial statements are included in our 2015 Annual Report, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 15, 2016, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 15, 2016

Stantec Inc.

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